Exhibit 8.1

List of Subsidiaries of China Digital TV Holding Co., Ltd.

Name	Jurisdiction of Incorporation

China Digital TV Technology Co., Ltd.	British Virgin Islands

Golden Benefit Technology Limited	Hong Kong

China Super Media Holdings Limited	Hong Kong

Beijing N-S Information Technology Co., Ltd.	People’s Republic of China

Beijing Novel-Super Media Investment Co., Ltd.	People’s Republic of China

Beijing Joysee Technology Co., Ltd.	People’s Republic of China

Beijing Cyber Cloud Co., Ltd.	People’s Republic of China

Beijing Xinsi Yijia Technology Co., Ltd.	People’s Republic of China

Beijing Shibo Qihang Technology Co., Ltd.	People’s Republic of China

Nanjing Yunyao Shibo Information Technology Co., Ltd.	People’s Republic of China